

August 26, 2011

Via E-Mail
J. Mike Stice
Chief Executive Officer
Chesapeake Midstream Partners, L.P.
900 NW 63rd Street
Oklahoma City, Oklahoma 73118

>   **Re:**   **Chesapeake Midstream Partners, L.P.**
>   **Registration Statement on Form S-3**
>   **Filed August 2, 2011**
>   **File No. 333-175982**

Dear Mr. Stice:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the selling unitholders in the resale offering are Chesapeake Midstream Holdings, L.L.C. and Global Infrastructure Partners-A, L.P. ("GIP"), which appear to be affiliates that hold a majority interest in Chesapeake Midstream Partners, L.P. You disclose that as of July 29, 2011, you had outstanding 69,085,038 common units and 69,076,122 subordinated units, and that Chesapeake Midstream Holdings, L.L.C. is offering for resale 23,913,061 common units and GIP is offering for resale 20,725,561 common units. Because of the magnitude of the proposed offering being registered for resale relative to the number of units held by non-affiliates, as well as the nature of the selling unitholders, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering. Please

advise us of the partnership's basis for determining that the transaction is eligible under Rule 415(a)(1)(i). In your analysis, please also describe in greater detail the dates on which and the manner in which the selling unitholders received the units being offered for resale, and the relationship of the selling unitholders with the partnership, including an analysis of whether the selling unitholders are affiliates, including parents, of the partnership. Also discuss the number of units being offered for resale as compared to the number of units in the public float. Alternatively, please identify the selling unitholders as underwriters and disclose that this is a primary offering. Stating that the selling unitholders "may be deemed to be" underwriters is not sufficient for purposes of identifying them as underwriters. See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations located at our website, www.sec.gov.

2. Please advise us as to how you have complied with Rule 3-10 of Regulation S-X.

Selling Unitholders, page 65

3. Please identify by name the natural persons who exercise sole or shared voting or investment control with respect to the units held by the selling unitholders. Refer to Question 140.02 and Interpretive Response 240.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

Exhibit 5.1, Legal Opinion

4. It is inappropriate for counsel to opine that currently outstanding common units "will be" validly issued, fully paid and non-assessable. Please have counsel revise the opinion accordingly.

5. Counsel may not assume the due authorization, execution and delivery of the Indenture and the Debt Securities by the Partnership, Finance Corp. or the Guarantors. Please revise accordingly.

6. Please revise the first paragraph to identify the dollar amount of the securities that are covered by the opinion. This comment also applies to Exhibit 8.1.

7. Counsel must provide an unqualified opinion that the units are fully paid and nonassessable. Accordingly, please delete the qualifications contained in the parentheticals in paragraph 1(iii) on page 2.

8. The opinion must speak as of the date of the effectiveness of the registration statement. Please either delete the last sentence of the penultimate paragraph of the opinion, or re-file the opinion on the date of effectiveness of the registration statement.

Exhibit 8.1

9. Please revise the last sentence of the opinion to clarify that counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Legal Branch Chief

cc: Michael S. Telle, Esq.